UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 15F/A
                                (Amendment No. 1)

           CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                                Commission File Number 000-52768
                                                                       ---------

                             GUILDHALL MINERALS LTD.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                        Suite 2410 - West Georgia Street,
                  Vancouver, British Columbia, Canada, V6B 4N7
                                 (604) 689-8336
   ---------------------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           Common Shares, no par value
            --------------------------------------------------------
            (Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:


Rule 12h-6(a)|X|                         Rule 12h-6(d)|_|
(for equity securities)                  (for successor registrants)

Rule 12h-6(c)|_|                         Rule 12h-6(i)|_|
(for debt securities)                    (for prior Form 15 filers)

                                EXPLANATORY NOTE

     This Amendment No. 1 on Form 15F/A is being filed to amend the Form 15F that was filed by Guildhall Minerals Ltd. on September 11, 2008, to correct the percentage of trading in the Common Shares that occurred in Canada during the 12-month period beginning September 3, 2007 to September 2, 2008 (Item 3).

     For the convenience of the reader, this document has been refiled in its entirety.

                                     PART I

Item 1.     Exchange Act Reporting History

     Guildhall Minerals Ltd. (the "Company") first incurred the duty to file reports under Section 13(a) or Section 15(d)of the Securities Exchange Act of 1934 as amended (the "Exchange Act") on August 15, 2007, the date that its registration statement on Form 20F (SEC File No. 000-52768) was declared effective by the Securities and Exchange Commission (the "Commission").

     The Company has filed or submitted all reports required under Exchange Act
Section 13(a) or Section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form, and the Company has filed at least one annual report under Section 13(a).

Item 2.     Recent United States Market Activity

     The Company has never sold securities in the United States in a registered offering under the Securities Act of 1933, as amended (the "Securities Act").

Item 3.     Foreign Listing and Primary Trading Market

     The Company has maintained a listing of its Common Shares on the TSX Venture Exchange's NEX board since November 17, 2006. The NEX board is located in Canada, and Canada constitutes the primary trading market for the Common Shares. The Company's Common Shares were listed on the TSX Venture Exchange under the Company's prior corporate name, Global Net Entertainment Corp. prior to October 1, 2003. On October 1, 2003, trading in the Common Stock was suspended as a result of the Company's failure to file annual and quarterly financial statements. On November 6, 2006, the Company transferred its listing to the NEX board, and trading commenced on the NEX board on November 17, 2006.

     The percentage of trading in the Common Shares that occurred in Canada during the 12-month period beginning September 3, 2007 to September 2, 2008 was 79.05%.

Item 4.     Comparative Trading Volume Data

     Not applicable.

Item 5.     Alternative Record Holder Information

     As of September 5, 2008, there were 48 record holders of the Company's Common Shares on a worldwide basis. The Company relied on Pacific Corporate Trust Company to determine the number of holders of its equity securities.

Item 6.     Debt Securities

     Not applicable.

Item 7.     Notice Requirement

     The Company issued a press release, dated September 10, 2008, announcing its intent to terminate its registration of Common Shares under section 12(g) of the Exchange Act, and its duty to file reports under Section 13(a) of the Exchange Act. The Company disseminated this press release and notice via Marketwire newswire service to disseminate the notice in the United States. The Company submitted a copy of this press release under cover of a Form 6-K, filed on September 11, 2008.

Item 8.     Prior Form 15 Filers

     Not Applicable.

                                     PART II

Item 9.     Rule 12g3-2(b) Exemption

     The Company is a reporting issuer in the provinces of British Columbia and Alberta in Canada. Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, the Company is required to make public and file on the System for Electronic Document Analysis and Retrieval at www. sedar.com, among other things, the following documents: all interim and annual financial statements together with the appropriate M D & A; a notice of any change to its corporate structure; documents regarding any reverse takeover; a notice of any change to its auditors; an annual information form; all news releases that disclose material information; all material change reports; business acquisition reports for significant acquisitions; management information circulars and proxy-related material; certain material contracts; and any other information the Company sends to its security holders. All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available at www.sedar.com.

                                    PART III

Item 10.     Exhibits

     Not applicable.

Item 11.     Undertakings

     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

     1. The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

     2. Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii); or

     3. It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, Guildhall Minerals Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Guildhall Minerals Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

GUILDHALL MINERALS LTD.
By:    /s/ Michael Laidlaw
      --------------------
      Name:  Michael Laidlaw
      Title: President & CEO

Date: October 16, 2008